OXFORD IMMUNOTEC GLOBAL PLC

94C Innovation Drive

Milton Park, Abingdon

OX14 4RZ

United Kingdom

January 25, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director, AD Group 1

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Acceleration Request Oxford Immunotec Global PLC
Registration Statement on Form S-3 Filed December 21, 2016 File No. 333-215236

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oxford Immunotec Global PLC (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. Eastern Standard Time on Friday, January 27, 2017, or as soon as possible thereafter.

The Company hereby acknowledges:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii) the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Keir D. Gumbs or Eric W. Blanchard of Covington & Burling LLP, who can be reached at (202) 662-5500 or (212) 841-1111, respectively.

Very truly yours,

OXFORD IMMUNOTEC GLOBAL PLC

By:	/s/ Elizabeth M. Keiley
Name:	Elizabeth M. Keiley
Title:	Vice President and General Counsel